iFresh, Inc.

TEL: (718) 628 6200

FAX: (718) 552 3158

2-39 54th Ave. Long Island City, NY 11101

www.iFreshmarket.com

March 26, 2018

William H. Thompson U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	iFresh Inc. (the “Company”) Form 10-K for Fiscal Year Ended March 31, 2017 Filed June 29, 2017 Form 10-Q for Fiscal Quarter Ended December 31, 2017 Filed February 14, 2018 File No. 1-38013

Dear Mr. Thompson:

We hereby provide a response to the comments issued in your letter dated March 7, 2018 (the “Staff’s Letter”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”) and Form 10-Q for fiscal quarter ended December 31, 2017 (the “Form 10-Q”).

We have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The paragraph set forth below corresponds to the paragraph in the Staff’s Letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2017

Note 4. Acquisitions, page 8

Please tell us how your financial statement presentation of each common control transaction complies with the requirement in ASC 805-50-45-1 through 45-5 to report your results of operations as though the transactions occurred at the beginning of the period of transfer, and to likewise retrospectively adjust the comparative financial statements for the prior year to the extent the entities were under common control.

Response: The Company acknowledges Staff’s comment and advises that it considered the requirements of ASC 805-50-45-1 through 45-5 and understands that retrospective adjustments should be made to comparative financial statements for the prior period presented for each common control business combination.

In October and July 2017, the Company acquired New York Mart CT, Inc., New York Mart N. Miami Inc. and iFresh Glen Cove Inc., respectively, which were controlled by Mr. Deng Long, the largest shareholder, Chairman and Chief Executive Officer of the Company. New York Mart CT, Inc., New York Mart N. Miami Inc. and iFresh Glen Cove Inc. were incorporated in September 2016, February 2015 and February 2017, respectively. At the time of acquisition by the Company, each of these companies had no or very limited activities since its inception. Through December 31, 2017, the stores to be operated by each of the companies were in the planning, construction and/or renovation stage, and none of the three companies generated any revenues, and the only transactions for the periods presented in the Company’s last filed financial statements were intercompany transactions between them and the Company. These intercompany transactions would have been eliminated had these entities’ transactions been consolidated at the beginning of the period of transfer. Therefore, the net impact of combining their financial statements are immaterial to the Company’s consolidated financial statements for the periods presented.

The Company will re-evaluate the activities of these entities during the upcoming annual audit for the year ending March 31, 2018 and ensure that all material retrospective adjustments, if any, are made accordingly.

Please let me know if you have any further questions.

Sincerely,

/s/ Alfred Ying

Alfred Ying

Chief Financial Officer